

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22 2011

<u>Via E-Mail</u>
Linda M. Powers
President and Chief Executive Officer
Northwest Biotherapeutics, Inc.
4800 Montgomery Lane, Suite 800
Bethesda, Maryland 20814

> **Re: Northwest Biotherapeutics, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 16, 2011**
> **File No. 000-33393**

Dear Kuzloski:

We have limited our review of the above-referenced preliminary information statement to the amendment to your certificate of incorporation to increase the number of authorized shares. Please amend your information statement to clarify your disclosure that, "from time to time we review various transactions that could result in the issuance of shares of our capital stock, we have not reviewed any transactions to date;" and to state clearly whether or not you have any plans, agreements or arrangements in place, written or oral, to issue any of the shares that will be newly available as a result of the approval to increase the authorized number of common shares. If you do have any such plans, agreements or arrangements in place please disclose them fully in your information statement.

Please respond to this letter by amending your preliminary proxy statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your preliminary proxy statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Rosenthall at 202-551-3674 or me at 202-551-3715 with any other questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director